CUSIP No. 808905103           13D
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                                   SCIOS INC.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    808905103
                                 (CUSIP Number)

                               Third Security, LLC
                               The Governor Tyler
                               1902 Downey Street
                             Radford, Virginia 24141
                        Attention: Marcus E. Smith, Esq.
                                 (540) 731-3344
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                             Joseph J. Giunta, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, Suite 3400
                       Los Angeles, California 90071-3144
                                 (213) 687-5000


                                January 18, 2000
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box: |_|


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CUSIP No. 808905103           13D
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         This Amendment No. 4 (the "Amendment") amends and supplements the
Statement on Schedule 13D, dated July 20, 1999, as amended by Amendment No. 1, dated December 2, 1999, Amendment No. 2, dated December 9, 1999 and Amendment No. 3, dated January 13, 2000 (the "Original Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Scios Inc., a Delaware corporation (the "Issuer"). Each of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

              On January 18, 2000, Mr. Kirk sent a letter to Dr. Donald B. Rice, Chairman of the Board of the Issuer, offering to meet with Dr. Rice and other members of the Issuer's Board of Directors to move forward with a strategic plan to grow the Issuer and provide both immediate and long-term value to stockholders. A copy of the letter has been included in a press release issued by the Reporting Persons on January 18, 2000. The press release is attached hereto as Exhibit 8 which is incorporated herein by reference.

              Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

         Exhibit 8:     Press Release, issued on January 18, 2000


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CUSIP No. 808905103           13D
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                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2000


                                     /s/ Randal J. Kirk
                                     ------------------------------------
                                     Randal J. Kirk


                                     RJK, L.L.C.


                                     By: /s/ Randal J. Kirk
                                         --------------------------------
                                         Randal J. Kirk
                                         Manager


                                     KIRKFIELD, L.L.C.


                                     By: /s/ Randal J. Kirk
                                         --------------------------------
                                         Randal J. Kirk
                                         Manager


                                     THE KIRK FAMILY INVESTMENT PLAN


                                      By: /s/ Randal J. Kirk
                                          --------------------------------
                                          Randal J. Kirk, individually and
                                          as attorney-in-fact for each of
                                          Donna P. Kirk, Julian P. Kirk,
                                          Martin G. Kirk and Kellie Leigh
                                          Banks


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CUSIP No. 808905103           13D
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                               EXHIBIT INDEX


Exhibit
Number                      Title                                   Page
-------                     -----                                   ----
   8            Press Release, issued January 18, 2000                5



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